FILED PURSUANT TO
RULE 424(B)(3)
FILE NO. 333-117367

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 3 DATED JANUARY 23, 2006
TO THE PROSPECTUS DATED MAY 23, 2005

This prospectus supplement (this “Supplement”) is part of the prospectus of Lightstone Value Plus Real Estate Investment Trust, Inc. (the “REIT”), dated May 23, 2005 (the “Prospectus”), and should be read in conjunction with the Prospectus, Prospectus Supplement No. 1 thereto, dated August 1, 2005, and Prospectus Supplement No. 2 thereto, dated September 20, 2005. This Supplement will be delivered with the Prospectus.

The purpose of this Supplement is to disclose that we have received funds representing gross offering proceeds in an amount sufficient to reach the minimum offering, to reflect the probability that we have identified our initial investment, to disclose a revision of the investment restrictions contained in the REIT’s Articles of Incorporation and, in connection therewith, to revise the Prospectus as follows.

Status of the Offering

As of the date of this Supplement, our escrow agent has received gross offering proceeds of $2,471,700 from the sale of 247,170 of our common shares, which is sufficient to reach our minimum offering. Additionally, Lightstone SLP, LLC will contribute $247,170 to the operating partnership pursuant to the arrangement described in the “Compensation Table” and “Capital Resources” sections of our Prospectus. After payment of selling commissions and dealer manager fees, we will have aggregate net offering proceeds of $2,471,700. The first closing for shares of our common stock will be held on January 31, 2006. The escrow agent will be instructed to transfer all subscription proceeds, less interest, to Lightstone Value Plus REIT LP, the REIT’s operating partnership, on February 1, 2006. As a result, we have commenced our real estate operations.

Potential Property Acquisition

The REIT anticipates acquiring Belz Factory Outlet World in St. Augustine, Florida (the “Property”) as its initial investment. An affiliate of the sponsor has entered into a Purchase and Sale Agreement that the REIT anticipates will be assigned to it, with the obligation to purchase the Property subject to customary due diligence and other conditions. The seller under the Agreement is St. Augustine Outlet World, Ltd., an unaffiliated third party.

The Property is a factory outlet mall located off Interstate 95 in St. Augustine, Florida, which is 20 miles south of Jacksonville. Built in 1998, the Property currently has 255,758 square feet of retail space. Current tenants include Nautica, Adidas, Guess, Big Dog, Dressbarn and Reebok.

The purchase price for the Property is approximately $28 million, which, depending upon available financing terms, will require an equity investment ranging from $5 to $8 million, including closing costs and fees. The REIT will finance the equity portion with (i) all offering proceeds received at the time of the closing on the Property and (ii) a short-term loan from its advisor for the difference between the required equity investment and offering proceeds received. Interest on the loan from the advisor will accrue in an amount equal to the advisor’s carrying costs on the loan. At each closing of the offering after the acquisition of the Property, the REIT will use offering proceeds that it receives to pay down this short-term loan. If the REIT does not receive sufficient proceeds to pay off the entire short-term loan, the advisor will receive an indirect equity interest in the Property in an amount equal to the outstanding principal and accrued interest on its loan to the REIT.

Although the REIT believes that the acquisition of the Property is probable and expects to acquire the Property in March 2006, there can be no assurance that this acquisition will be consummated.

Transactions with Affiliates

The following replaces the first numbered sentence in the section of our Prospectus captioned “Summary of Our Organizational Documents-Charter and Bylaw Provisions-Transactions with Affiliates.”

(1) Sales and Leases to Us. We will not purchase property from our sponsor, advisor, directors or any of their affiliates.